SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name:
AMERICAN FUNDS COLLEGE TARGET DATE SERIES

Address of Principal Business Office (No. & Street, City, State, Zip Code):

6455 Irvine Center Drive
Irvine, CA  92618

Telephone Number (including area code):        213/486-9200

Name and Address of Agent for Service of Process:

Walter R. Burkley, Esq.
Senior Vice President and Senior Counsel
Fund Business Management Group
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071-1406

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES: X         NO:

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, State of California, on the 13th day of April, 2012.

Signature:

AMERICAN FUNDS COLLEGE TARGET DATE SERIES (Name of Registrant)

By:   /s/   Paul F. Roye
Paul F. Roye, Trustee

Attest:/s/   Steven I. Koszalka
Steven I. Koszalka, Trustee